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MAR 02 2009

Washington, DC
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BB 3/11

SECURI[...]ON

09059628

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OUNAVARRA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue Suite 1520
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Miller (212) 332-2746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBURD $ Co, CPA
(Name – *if individual, state last, first, middle name*)

42 West 38th Street #901 (Address) New York (City), NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul O'Reilly-Hyland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OUNAVARRA CAPITAL LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, President and CCO

Title

Notary Public

DANIEL NJOH MBENGUE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
NO. 01NJ6147947
MY COMMISSION EXPIRES JUNE 19, 2010

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OUNAVARRA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

REPORT PURSUANT TO RULE 17A-5(d)

TABLE OF CONTENTS

GOLDBURD & CO. LLP
Certified Public Accountants

JACOB GOLDBURD, CPA
RIVKY RABINOWITZ, CPA

42 West 38th Street, New York, NY 10018
TELEPHONE (212) 302-8970
FACSIMILE (212) 302-8973

Independent Auditor's Report

To the Member
Ounavarra Capital, LLC

We have audited the accompanying statement of financial condition of Ounavarra Capital, LLC, as of December 31, 2008, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ounavarra Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9 and 10 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldburd & Co LLP

New York, New York
February 26, 2009

OUNAVARRA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets	
Cash and cash equivalents	$ 35,647
Accounts receivable	78,735
Total current assets	114,382
Fixed assets, at cost less accumulated depreciation of $ 9,279	13,927
Investments	39,260
Total assets	$ 167,569

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities	
Accounts payable	$ 9,141
Credit card payable	3,480
Payroll taxes payable	408
Total current liabilities	13,029
Member's capital	154,540
Total liabilities and member's capital	$ 167,569

OUNAVARRA CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Placement agent commissions	$ 219,708
Total revenues	219,708
General and administrative expenses	433,315
Net income (loss) from operations	(213,607)
Other income (loss)	
Loss from investment in partnership	(740)
Net income (loss)	$(214,347)

GOLDBURD & CO. LLP
Certified Public Accountants

OUNAVARRA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2008

Member	Capital at 1/1/08	Contributions	Withdrawals	Net Income (Loss)	Capital at 12/31/08
Paul O' Reilly-Hyland	$ 419,119	$ -	$ (50,232)	$(214,347)	$ 154,540
	$ 419,119	$ -	$ (50,232)	$(214,347)	$ 154,540

OUNAVARRA CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income (loss)	$(214,347)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,784
(Increase) decrease in accounts receivable	180,351
Increase (decrease) in accounts payable	(36,615)
Increase (decrease) in credit card payable	(11,903)
Increase (decrease) in payroll taxes payable	408
Total adjustments	139,025
Net cash (used) by operating activities	(75,322)
Cash flows from investing activities:	
Cash payments for investments	(40,000)
Cash payments for the purchase of property	(10,214)
Income (loss) from investment in partnership	740
Net cash (used) by investing activities	(49,474)
Cash flows from financing activities:	
Guaranteed payments and distributions to partners	(50,232)
Net cash (used) by financing activities	(50,232)
Net increase (decrease) in cash and cash equivalents	(175,028)
Cash and cash equivalents - beginning of year	210,675
Cash and cash equivalents - end of year	$ 35,647
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -

GOLDBURD & CO. LLP
Certified Public Accountants

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Ounavarra Capital, LLC was formed January 11, 2007 as a limited liability company under the laws of the state of Delaware with offices in the state of New York. The Company is organized to be a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker and does not handle any customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

B. Commission income - Commissions are recognized as earned and reasonably determinable.

C. Cash and cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

D. Concentrations of credit risk - Concentrations which subject the company to credit risk include cash and cash equivalents and accounts receivable. The company maintains its cash and cash equivalents with high credit quality financial institutions. At times such amounts may exceed federally insured limits.

E. Income taxes - The Company is a single member limited liability company. Therefore, the Company is not liable for federal and state income taxes. The member is liable for the taxes on the Company's profit or loss.

3. MAJOR CUSTOMERS:

During the year ended December 31, 2008, the Company had revenue of approximately $184,978 from one customer. Total accounts receivable from major customers at December 31, 2008 was $32,137.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation or amortization are eliminated from the accounts and the resulting gain or loss, if any, is included in income. Depreciation is computed using straight-line and accelerated methods as prescribed by the Internal Revenue Code. The following represents detail of these accounts:

		Estimated Useful Life
Furniture and fixtures	3,184	7 years
Machinery & equipment	14,034	5 years
Software	5,988	3 years
	23,206	
Less: accumulated depreciation	9,279	
Total	$ 13,927	

5. 401(K) PENSION PLAN:

The Company established a 401(k) matching pension plan covering all eligible employees.

6. NET CAPITAL REQUIREMENTS:

The company is subject to the Uniform Net Capital rule (rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company's net capital and excess net capital were $22,618 and $17,618 respectively.

SUPPLEMENTARY INFORMATION

OUNAVARRA CAPITAL, LLC
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

Computer	$ 5,414
Depreciation	6,784
Donations	5,550
Dues and subscriptions	2,337
Insurance	1,455
Internet and e-mail	6,343
Meals and entertainment	48,252
Medical	8,087
Membership and regulatory fees	25,795
Miscellaneous	5,141
Office expense	1,368
Office supplies	12,731
Outside services	20,245
Payroll service fees	4,963
Postage	2,108
Printing	1,668
Professional fees	21,551
Salaries - member	1,000
Salaries - employees	148,353
Payroll taxes	12,236
Telephone	17,685
Local transportation	5,293
Travel	68,956
Total general and administrative expenses	$ 433,315

OUNAVARRA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

Total ownership capital		$ 154,540
Ownership capital not allowable		-
Total qualified ownership capital		154,540
Add:		
Subordinated liabilities - allowable		-
Other credits		-
Total capital and allowable subordinated liabilities		154,540
Deductions		
Accounts receivables	78,735	
Property, furniture and equipment	13,927	
Investment	39,260	131,922
Net capital before haircuts		22,618
Haircuts:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities		-
Undue concentration		-
Other		-
Adjusted net capital		22,618
Net minimum capital requirement (SEC Rule 15c3-1(2)(i))		5,000
Excess net capital		$ 17,618
Unaudited net capital		22,985
Adjustments:		
Accounts payable	(367)	(367)
Net capital per above		$ 22,618

Note: There was a $367 difference between the above computation and the Company's corresponding un-audited Focus filing as of December 31, 2008. The difference relates to minor accounts payable adjustments recorded at December 31, 2008.

OUNAVARRA CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

OUNAVARRA CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008

GOLDBURD & CO. LLP
Certified Public Accountants

TABLE OF CONTENTS

GOLDBURD & CO. LLP
Certified Public Accountants

JACOB GOLDBURD, CPA
RIVKY RABINOWITZ, CPA

42 West 38th Street, New York, NY 10018
TELEPHONE (212) 302-8970
Facsimile (212) 302-8973

Independent Auditor's Report

To the Member
Ounavarra Capital, LLC

We have audited the accompanying statement of financial condition of Ounavarra Capital, LLC , as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ounavarra Capital , LLC, as of December 31, 2008, in conformity with accounting principles, generally accepted in the United States of America.

Goldburd & Co LLP

New York, New York
February 26, 2009

OUNAVARRA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets	
Cash and cash equivalents	$ 35,647
Accounts receivable	78,735
Total current assets	114,382
Fixed assets, at cost less accumulated depreciation of $ 9,279	13,927
Investments	39,260
Total assets	$ 167,569

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities	
Accounts payable	$ 9,141
Credit card payable	3,480
Payroll taxes payable	408
Total current liabilities	13,029
Member's capital	154,540
Total liabilities and member's capital	$ 167,569

GOLDBURD & CO. LLP
Certified Public Accountants

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Ounavarra Capital, LLC was formed January 11, 2007 as a limited liability company under the laws of the state of Delaware with offices in the state of New York. The Company is organized to be a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker and does not handle any customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Commission income - Commissions are recognized as earned and reasonably determinable.

C. Cash and cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

D. Concentrations of credit risk - Concentrations which subject the company to credit risk include cash and cash equivalents and accounts receivable. The company maintains its cash and cash equivalents with high credit quality financial institutions. At times such amounts may exceed federally insured limits.

E. Income taxes - The Company is a single member limited liability company. Therefore, the Company is not liable for federal and state income taxes. The member is liable for the taxes on the Company's profit or loss.

3. MAJOR CUSTOMERS:

During the year ended December 31, 2008, the Company had revenue of approximately $184,978 from one customer. Total accounts receivable from major customers at December 31, 2008 was $32,137.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation or amortization are eliminated from the accounts and the resulting gain or loss, if any, is included in income. Depreciation is computed using straight-line and accelerated methods as prescribed by the Internal Revenue Code. The following represents detail of these accounts:

		Estimated Useful Life
Furniture and fixtures	3,184	7 years
Machinery & equipment	14,034	5 years
Software	5,988	3 years
	23,206	
Less: accumulated depreciation	9,279	
Total	$ 13,927	

5. 401(K) PENSION PLAN:

The Company established a 401(k) matching pension plan covering all eligible employees.

6. NET CAPITAL REQUIREMENTS:

The company is subject to the Uniform Net Capital rule (rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company's net capital and excess net capital were $22,618 and $17,618 respectively.